[Schering-Plough Letterhead]
April 18, 2008
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Schering-Plough Corporation Form 10-K for the year ended December 31, 2007
Dear Mr. Rosenberg:
     Set forth below is Schering-Plough’s response to oral comments received from Ms. Kei Ino of the Staff on April 11, 2008. We have included a summary of the oral comments for your reference.
SEC Comment:
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition, page 31
Liquidity and Financial Resources, page 43
Contractual Obligations and Off-Balance Sheet Arrangements, page 48
Comment 1: The Staff requested that Schering-Plough provide a draft of the proposed additional disclosure in the notes to the Contractual Obligations Table that quantifies potential milestone payments that have been excluded from the table and the events that would trigger these payments.
Comment 2: The Staff requested that Schering-Plough supplementally provide a revised Contractual Obligations Table at December 31, 2007 that includes interest related to Long-term debt obligations.

Mr. James Rosenberg
Securities and Exchange Commission
April 18, 2008

Schering-Plough Response:
The following is the requested information in disclosure-type format of the Contractual Obligations Table at December 31, 2007 that includes interest amounts related to debt obligations and additional disclosures related to potential milestone payments. The table below presents supplemental information in a format that will be updated and provided in Schering-Plough’s 2008 10-K.
     Contractual Obligations and Off-Balance Sheet Arrangements
     Schering-Plough has various contractual obligations that are reported as liabilities in the Consolidated Balance Sheets and others that are not required to be recognized as liabilities such as certain purchase commitments and other executory contracts. The following table summarizes payments due by period under Schering-Plough’s known contractual obligations at December 31, 2007.

	Payments Due by Period
		Less			More
		than	1-3	3-5	than
	Total	1 Year	Years	Years	5 Years
	(Dollars in millions)
Short-term borrowings and current portion of long-term debt	$461	$461	$—	$—	$—
Long-term debt obligations	9,019	—	752	1,657	6,610
Interest related to debt obligations	6,249	550	1,005	924	3,770
Operating lease obligations	907	338	330	168	71
Purchase obligations(1)	2,976	2,736	214	21	5
Deferred compensation plan obligations	192	50	23	63	56
Other obligations(2)	765	363	262	22	118

Total	$20,569	$4,498	$2,586	$2,855	$10,630

(1)	Purchase obligations include advertising and research contracts, capital expenditure commitments and other inventory and expense items.

Potential milestone payments of $X are not included in the above amounts. These amounts are not included as they are contingent on the achievement of various research and development ($X), regulatory approval ($X) or sales based ($X) milestones. These milestone amounts do not include amounts associated with inactive projects. Research, development and regulatory milestones depend upon future clinical developments as well as regulatory agency actions which may never occur. Research and development projects have a long life cycle. Sales based milestones are contingent on generating levels of sales of current or future products that have not been achieved and may never be achieved.

The table also excludes those research contracts that are cancelable by Schering-Plough without penalty. Other purchase obligations consist of both cancelable and non-cancelable items.

(2)	This caption includes obligations, based on undiscounted amounts, for estimated payments under certain of Schering-Plough’s pension plans, preferred stock dividends, management’s estimate of the current portion of unrecognized tax benefits and other contractual obligations.
In Schering-Plough’s 10-Q for the quarterly period ended March 31, 2008 disclosures of future interest payments at December 31, 2007 and future milestone payments will be made in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Mr. James Rosenberg
Securities and Exchange Commission
April 18, 2008

Item 8. Financial statements and Supplementary Data, page 60
Notes to Consolidated Financial Statements, page 65
2. Acquisitions, page 69
Comment 3: The Staff requested that expanded disclosure be made of acquired patents and trademarks by product type.
Schering-Plough Response:
In Schering-Plough’s next quarterly report on Form 10-Q (for the quarterly period ended March 31, 2008) expanded detail of the patents and trademarks acquired in the Organon BioSciences acquisition will be presented. This detail will be presented by segment (Human Prescription Pharmaceuticals and Animal Health). The amounts for the Human Prescription Pharmaceuticals segment will also be summarized by certain product types.

Mr. James Rosenberg
Securities and Exchange Commission
April 18, 2008

The following is a draft excerpt of disclosure that will be included in the “Acquisition” Note to Condensed Consolidated Financial Statements of the March 31, 2008 10-Q:
2. ACQUISITION
DRAFT
[In Part]
The updated purchase price allocation of acquired identifiable intangible assets is as follows:

		Weighted Average
	Dollars, in millions	Amortization Period (years)
Patents:
Women’s Health — Contraception	$1,659	11
Women’s Health — Fertility	1,013	11
Women’s Health — Other	440	13
Central Nervous System	527	12
Other Human Prescription Pharmaceuticals	382	8

Total Patents	$4,021

Trademarks:
Animal Health	$2,608	20
Human Prescription Pharmaceuticals	210	20

Total Trademarks	$2,818

Total Intangible Assets	$6,839

     The weighted average life of total intangibles is approximately 15 years. The intangible assets have no significant residual value. There were no acquired intangible assets that were determined to have an indefinite life.

Mr. James Rosenberg
Securities and Exchange Commission
April 18, 2008

* * * * *
     I can be reached at (908) 298-7274, and if I am not available, please contact Susan Ellen Wolf, Corporate Secretary, Vice President — Governance and Associate General Counsel, at (908) 298-7354. Thank you.
Very truly yours,
Steven H. Koehler
Vice President and Controller
cc:	Jim Atkinson, SEC Accounting Branch Chief Kei Ino, SEC Staff Accountant